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Nom de la société

Télécopie

03003803

03 FEB 12 AM 7:21

À:	Nina Mojari Azad	**De :**	Laurent Dubois
Télécopie :	0012029429624	**Pages :**	2
Téléphone :	0012029421834	**Date :**	11/02/2003
Objet :	Altran's press release	**Cc :**	

☑ **Urgent** ☐ **Pour avis** ☐ **Commentaires** ☐ **Réponse** ☐ **Confidentiel**

• **Notes :**

Altran Technologies : File n° 82-5164)

Ongoing disclosure pursuant to tule 12g3-2(b)

SUPPL

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Madam,

Please find attached our latest press release dated 11th February 2003 giving details on publication date of our 2002 sales figures.

Regards

Laurent Dubois

Head of Investor Relations

Phone : +33144096423

dlw 2/12

ALTRAN TECHNOLOGIES

Publication date of 2002 sales

On the 20th of February 2003 after market close, Altran will issue a communiqué on the 2002 sales.

This will be followed by a conference call on the 21th of February 2003. Details for this conference call will be communicated later.

11th February 2003

Altran Technologies

Télécopie

À:	Nina Mojari Azad	**De :**	Laurent Dubois
Télécopie :	0012029429624	**Pages :**	2
Téléphone :	0012029421834	**Date :**	11/02/2003
Objet :	Altran's press release	**Cc :**	

☑ **Urgent** ☐ **Pour avis** ☐ **Commentaires** ☐ **Réponse** ☐ **Confidentiel**

- **Notes :**

Altran Technologies : File n° 82-5164)

Ongoing disclosure pursuant to tule 12g3-2(b)

Madam,

Please find attached our latest press release dated 11th February 2003 giving details on publication date of our 2002 sales figures.

Regards

Laurent Dubois

Head of Investor Relations

Phone : +33144096423

ALTRAN TECHNOLOGIES

Publication date of 2002 sales

On the 20th of February 2003 after market close, Altran will issue a communiqué on the 2002 sales.

This will be followed by a conference call on the 21th of February 2003. Details for this conference call will be communicated later.

11th February 2003